

September 11, 2014

<u>Via E-mail</u>
Mr. Daniel M. Behrendt
Chief Financial Officer
Taser International, Inc.
17800 North 85th Street
Scottsdale, Arizona 85255

  RE: **Taser International, Inc.**
    Form 10-K for the Year Ended December 31, 2013
    Filed March 10, 2014
    File No. 1-16391

Dear Mr. Behrendt:

  We have reviewed your filing and have the following comment.

  Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing the information you provide in response to this comment, we may have additional comments.

<u>Consolidated Financial Statements</u>

<u>9. Commitments and Contingencies, page 62</u>
<u>c. Litigation, page 62</u>

1. We note the disclosures in your annual and quarterly filings related to litigation, including your determination that you "do not expect" lawsuits to individually, or in the aggregate, materially affect your business, results of operations or financial condition. Based on this determination it is not clear to us if you believe it is "reasonable possible" that a loss exceeding amounts recognized may have been incurred and the amount of that additional loss would be material to your financial statements.   If you do not believe it is "reasonable possible" that a loss exceeding amounts recognized may have been incurred and the amount would be material to your financial statements, please provide that determination in future annual and quarterly filings.   If you are unable to provide that determination, please revise future annual and quarterly filings to clarify that fact and to also address the following:

- Disclose the amount or range of reasonably possible additional loss or state an estimate cannot be made and explain why;
- Address the potential impact of contingencies on cash flows;
- Provide a roll-forward of claims during each period presented, in addition to disclosing the number of claims at each balance sheet date and the number of claims settled during the most recent quarter, disclose the number of claims filed during each period presented and the number of claims dismissed, settled or otherwise resolved during each period presented; and
- Disclose the average settlement amount per claim and/or the total impact of settlements, including legal costs, during each period presented.

Refer to ASC 450 and SAB Topic 5:Y. Please show us your proposed disclosures in your response letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ernest Greene, Staff Accountant at (202) 551-3733 or Anne McConnell, Staff Accountant at (202) 551-3709 if you have questions regarding this comment.

Sincerely,

/s/ Terence O'Brien for

John Cash
Accounting Branch Chief